

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 8, 2008

By Facsimile and U.S. Mail

Mr. John A. Clerico
Chief Executive Officer
Global Industries, Ltd.
8000 Global Drive
Carlyss, Louisiana 70665

>   **Re: Global Industries, Ltd.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 26, 2008**
>   **Response Letter Dated June 20, 2008**
>   **Response Letter Dated July 30, 2008**
>   **Response Letter Dated August 28, 2008**
>   **Response Letter Dated November 17, 2008**
>   **File No. 000-21086**

Dear Mr. Clerico:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jill Davis
                                        Branch Chief